Arata Matsushima
811 21st Street #2
Santa Monica, CA 90403

August 11,2014

Masateru Higashida
Chairman
Nuzee, Inc.
10815 Rancho Bernard Road Suite 250
San Diego, CA 92127

Dear Mr. Higashida:

It is with regret that I tender my resignation from the Nuzee Inc. board of directors, effective August 15 at 5:00 pm.

I am grateful for having had the opportunity to serve on the board of this fine organization, and I offer my best wishes for its continued success.

Sincerely,

Arata Matushima
Director